

MOVEMENTX

Today's Agenda

- 🎥 Press Record!

- 💭 **Share** the *why* behind why we are fundraising now

- 🤔 **Layout** *how* it will be done and the decisions involved

- 🏛️ **Orient** you to the process of investment crowdfunding
  - *What* and *when*

- 🔥 **Get Fired Up** about the future!

 MOVEMENT**X**

Important Disclosures

- No obligations to invest!

- We might not succeed

- Make sure to analyze the risk factors

- Consult your financial advisor

MOVEMENT**X**

Testing the waters legal disclosure.



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

MOVEMENTX



Fundraising?
Why now?



MOVEMENT**X**

A little history...

🐥 **2016:** Founded & Incorporated

🤝 **2017:** 1st Patient Seen! 1st provider hired!

🥾 **2018-2021:** Bootstrapped Life
   Fund business (& ourselves) by working in it
   Sustain + Reinvest Everything
   Slightly Profitable

🏠 **2021:** EIDL Loan ($800k)
   Invest in Growth

📊 **2021-2023:** Pathway Back to Profitability
   Intentional Churn







Revenue Growth



Revenue **Growth**



Revenue by Year

Why it matters.



The Not Top 3

★ To get rich, quick 🤑

★ To float the company during tough times 💸

★ To experiment with new strategies 🧪


MOVEMENTX

The Top 3 Reasons

★ Grant Opportunity to our **People**

  ○ *The Secret to our Success*

★ Accelerate our **Growth**

  ○ *Growth Drives Impact*

★ Confidence in **Strategy**

  ○ *Validated Growth Equations*


MOVEMENTX



🤔 **Fundraising**
Philosophies & Uses


MOVEMENTX

Our Guiding Philosophies

★ Ethos of an employee owned company

★ Growth of Venture Backed

★ Maintain Autonomy
  ○ *Be sustainable, never reliant on investors*

 MOVEMENT**X**

The Top 4 Strategies

★ Existing Market Growth
   ○ New Providers + Caseload Development

★ New Market Growth
   ○ Raleigh | Knoxville | Billings | Bend | Austin | Seattle

★ Central Marketing
   ○ Google PPC Ads | Social Retargeting | Lead Generation

★ Leveraging Technology
   ○ Project Phoenix | Admin | AI


MOVEMENTX

 **Fundraising**

How it can be done.

 MOVEMENTX



Investors

Crowdfund

Community Fund

Crowdfunding on WeFunder

How does it work?







STOCK CERTIFICATE
THIS IS TO CERTIFY THAT
IS THE OWNER OF ______ SHARES OF STOCK
OF
ON THIS ____ DAY OF ______ IN THE YEAR ____
AT:

MOVEMENTX

Crowdfunding on **WeFunder**



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Follow MovementX to be notified if they later decide to raise funding.

♡ **WATCH FOR UPDATES**

movement-x.com   Alexandria VA   🐦 💼 📘 📷

wefunder.com/movementx

 

Crowdfunding on **WeFunder**

$124k SAFE: "Simple Agreement for Future Equity"

- Quickest, Easiest
    - **Avoids a formal valuation**
    - Allows us to take funds on a rolling basis
- Least Expensive
- Simple & Streamlined
- Converts to Equity/Shares when there is a **"Priced Round"**
- Same terms as we are using for professional investors
- Ensures you get **shares** (a unit of ownership in a company, with a monetary value)

Crowdfunding on **WeFunder**

$124k SAFE: "Simple Agreement for Future Equity"

- 10% Discount
  - For example: you buy $1,000 of the SAFE Note
    - We do the *next* round at a $10M Valuation, each share is worth $1
    - Without a discount, you get 1,000 shares
      - *$10M valuation / 10M shares = $1/share*
      - *$1,000 investment at $1/share = 1,000 shares*
    - With the 10% discount, your shares will convert at a $9M valuation
    - **With the 10% discount, you get 1,111 Shares**
      - *$9M valuation / 10M shares = $0.90/share*
      - *$1,000 investment at $0.90/share = 1,111 shares*
      - *As share price continues to increase, so does your investment!*

 MOVEMENT**X**

Crowdfunding on **WeFunder**

$124k SAFE: "Simple Agreement for Future Equity"

- 10% Discount, or
- $12M Valuation Cap
    - For example: you buy $1,000 of the SAFE Note
        - We do the *next* round at a $15M Valuation (each share is $1.50)
    - Without the Valuation Cap, you get 666 shares
        - *$15M valuation / 10M shares = $1.50/share*
        - *$1,000 investment / $1.50/share = 666 shares*
    - With the Valuation Cap, the valuation is limited to $12M
    - **With the Valuation Cap, you get 833 Shares**
        - *$12M valuation / 10M shares = $1.20/share*
        - *$1,000 investment at $1.20/share = 833 shares*
        - *As share price continues to increase, so does your investment!*


MOVEMENT**X**

Crowdfunding on **WeFunder**

$124k SAFE: "Simple Agreement for Future Equity"

- 10% Discount, or
- $12M Valuation Cap
- Further Reading:
    - [How SAFEs work](#)

- We are using a 10% discount and $12M valuation cap
    - Same as what we are using for professional investors

MOVEMENTX

The Not Top 3

★ To get rich quickly or expect an immediate return

★ If you feel obligated

★ Without talking to your financial advisor, considering risks, etc

 MOVEMENTX

The Top 3 Reasons to Invest

★ You Love MovementX
   ○ You believe in the team
   ○ You believe what we stand for

★ You have a long term mindset

★ You want to 5-10x your money and can afford to diversify or lose your money


MOVEMENTX

Crowdfunding on **WeFunder**

1. 👀 Watch for Updates at wefunder.com/movementx

2. 🙋🏽 Make Your Reservation to purchase the SAFE

3. 🎯 Hit Our Goal ($124k) & File Form-C

4. 📨 Investors Emailed
    a. Turn your reservation into an investment

MOVEMENT**X**

Crowdfunding on **WeFunder**

1. 🙋🏽 Investment Town Halls *(Jan 23rd and 31st)*
   a. Open Book Finance on Wed Jan 24th at 12pm EST / 9am PST

2. 🎟️ Open Up Reservations
   a. Click 'watch for updates' on wefunder.com/movementx

3. 📲 Promote the Opportunity

4. 💥 Crush our Goal

5. 📈 Repeat on a larger scale in the future



MOVEMENT**X**

Crowdfunding on **WeFunder**

Common Questions

- When do I get my money back?

- How much can I invest?

- Who can invest in this round?

MOVEMENT**X**

Immediate Next Steps

1. Click 'Watch for Updates' on wefunder.com/movementx
   a. And review the Investment FAQs (MX, WeFunder)

2. Jan 23 Investment Town Halls #1 at 12pm EST / 9am PST

3. Jan 24 Open Book Finance at 12pm EST / 9am PST

4. Jan 31 - Investment Town Halls #2 at 4pm EST / 1pm PST

5. Feb 1 - Open for Reservations

 MOVEMENTX



MOVEMENTX